Exhibit 99.2

Consolidated financial statements of

NERVGEN PHARMA CORP.

(Expressed in Canadian Dollars)

For the years ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

NervGen Pharma Corp.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NervGen Pharma Corp. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Management has forecast that the Company’s ability to operate for the ensuing 12 months from the issuance of these financial statements is dependent on raising additional financing or successfully implementing measures to reduce operating costs, delay planned expenditures in its research and development programs and slow the progress in the Company’s planned clinical programs. These factors indicate the existence of a material uncertainty that may cast significant doubt as to the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2022.

Vancouver, Canada

March 31, 2026

NERVGEN PHARMA CORP.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

as at	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	22,069,635	17,267,489
Receivables (Note 9)	80,825	415,301
Deferred Share Issuance Costs (Note 16)	—	410,257
Prepaids, deposits, and other current assets (Note 8)	641,649	822,615
Current portion of net investment in lease (Note 11)	8,369	97,234
	22,800,478	19,012,896
Non-current assets
Net investment in lease (Note 11)	—	8,369
Intangible assets, net (Note 12)	409,163	464,958
	409,163	473,327
	23,209,641	19,486,223

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 13, 14)	4,657,448	4,941,326
Warrant derivative (Note 15)	15,066,898	11,862,687
Current portion of lease liability (Note 11)	8,369	97,234
	19,732,715	16,901,247
Non-current liabilities
Lease liability (Note 11)	—	8,369
	—	8,369
	19,732,715	16,909,616

Shareholders’ Equity
Common shares (Note 16)	102,998,992	81,194,288
Reserves (Note 17)	47,241,452	24,028,532
Deficit	(146,763,518)	(102,646,213)
	3,476,926	2,576,607
	23,209,641	19,486,223

Nature of business (Note 1)

Commitments (Note 18)

Subsequent events (Note 20)

Approved by the Board

/s/ Adam Rogers	Director	/s/ Neil A. Klompas	Director

The accompanying notes are an integral part of these consolidated financial statements

NERVGEN PHARMA CORP.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

	For the Year Ended	For the Year Ended
	December 31, 2025	December 31, 2024
	$	$
Operating expenses
Research and development (Note 19)	13,907,206	15,811,020
General and administrative (Note 19)	11,172,046	9,365,129
Total operating expenses	25,079,252	25,176,149

Interest income	(333,415)	(812,617)
Unrealized loss on warrant derivative (Note 15)	18,962,059	135,958
Foreign exchange loss (gain)	409,409	(249,441)
Net loss and comprehensive loss	(44,117,305)	(24,250,049)

Basic and diluted net loss per share	(0.61)	(0.36)

Weighted average Common Shares outstanding (Note 16)	72,330,908	67,321,698

The accompanying notes are an integral part of these consolidated financial statements

NERVGEN PHARMA CORP.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year Ended	Year Ended
	December 31, 2025	December 31, 2024
	$	$
Operating Activities
Net loss for the period	(44,117,305)	(24,250,049)
Items not involving cash:
Amortization of intangible asset (Note 12)	55,795	55,795
Depreciation expense (Note 10)	—	28,003
Interest expense on lease liability (Note 11)	3,691	9,340
Interest income on net investment in lease (Note 11)	(3,691)	(6,369)
Stock-based compensation (Note 14, 17)	5,394,914	6,039,724
Unrealized foreign exchange	(452,134)	294,337
Change in fair value of warrant derivative (Note 15)	18,962,059	135,959
Loss on derecognition of equipment (Note 10)	—	6,851
Net investment in sub-sublease (Note 11)	—	6,819
Changes in non-cash working capital:
Receivables (Note 9)	334,476	(165,092)
Prepaid expenses (Note 8, 16)	591,223	(223,735)
Accounts payable and accrued liabilities (Note 13, 14)	(268,239)	1,227,383
	(19,499,211)	(16,841,034)
Investing Activities
Payments received from net investment in lease (Note 11)	100,926	58,874
	100,926	58,874
Financing Activities
Repayment of lease liability (Note 11)	(100,926)	(100,926)
Gross proceeds from issuance of common shares (Note 15, 16)	16,884,659	23,011,788
Share issue costs – cash (Note 16)	(892,783)	(1,630,342)
Warrant and option exercises (Note 17)	7,872,987	1,414,591
	23,763,937	22,695,111

Effect of foreign exchange on cash and cash equivalents	436,494	(305,006)

Net (decrease) increase in cash and cash equivalents	4,802,146	5,607,945
Cash and cash equivalents, beginning of period	17,267,489	11,659,544
Cash and cash equivalents, end of period	22,069,635	17,267,489

Cash paid for interest and taxes	$—	$—
Non-cash transactions:
Finder’s/Broker’s warrants	—	187,139
Fair value of options allocated to share capital	3,928,111	1,009,835
Fair value of warrants allocated to share capital	322,058	18,250

The accompanying notes are an integral part of these consolidated financial statements

NERVGEN PHARMA CORP.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars)

	Common Shares
		Amount	Reserves	Deficit	Total
	Number	$	$	$	$
Balance December 31, 2023 (Note 17)	59,606,399	59,026,143	17,360,916	(78,396,164)	(2,009,105)
Common share financings, net (Note 16)	9,792,250	19,912,608	1,468,838	—	21,381,446
Broker warrants (Note 16)	—	(187,139)	187,139	—	—
Warrant exercise (Note 17)	47,500	157,500	(18,250)	—	139,250
Option exercises (Note 17)	887,000	2,285,176	(1,009,835)	—	1,275,341
Stock-based compensation (Note 17)	—	—	6,039,724	—	6,039,724
Loss and comprehensive loss	—	—	—	(24,250,049)	(24,250,049)
Balance December 31, 2024 (Note 17)	70,333,149	81,194,288	24,028,532	(102,646,213)	2,576,607
Common share financings, net (Note 16)	5,735,374	9,681,548	—	—	9,681,548
Warrant exercises (Note 17)	1,146,734	3,714,675	(322,058)	—	3,392,617
Warrant amendment (Note 15)	—	—	22,068,176	—	22,068,176
Option exercises (Note 17)	2,434,000	8,408,481	(3,928,111)	—	4,480,370
Stock-based compensation	—	—	5,394,914	—	5,394,914
Loss and comprehensive loss	—	—	—	(44,117,305)	(44,117,305)
Balance December 31, 2025	79,649,257	102,998,992	47,241,452	(146,763,518)	3,476,926

The accompanying notes are an integral part of these consolidated financial statements

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

1.Nature of business

NervGen Pharma Corp. (the “Company” or “NervGen”) is a publicly traded biotechnology company incorporated on January 19, 2017, under the Business Corporations Act (British Columbia). The corporate office of the Company is located at 112-970 Burrard Street, Unit 1290, Vancouver, BC, V6Z 2R4, Canada, and the registered office is located at 1133 Melville Street, Suite 3500, The Stack, Vancouver, BC, V6E 4E5, Canada.

Common Shares in the capital of NervGen (the “Common Shares”) trade on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “NGEN”.

The Company has two wholly owned subsidiaries: NervGen US Inc. incorporated in the State of Delaware on June 11, 2018, and NervGen Australia Pty Ltd. registered in Queensland on December 8, 2020.

The Company’s principal business activity is the discovery, development and commercialization of neuroreparative therapeutics for spinal cord injury (“SCI”) and other neurotraumatic and neurologic conditions. NervGen’s initial target indication is SCI.

2.Basis of presentation

a)	Basis of measurement and statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements were approved by the Company’s board of directors (the “Board of Directors”) and authorized for issue on March 31, 2026.

b)	Going Concern

These consolidated financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern using the historical cost basis.

The Company is in pre-revenue stage and no revenues are expected in the foreseeable future. The Company’s future operations are dependent on the success of the Company’s ongoing development, as well as its ability to secure additional financing as needed. Management has forecasted that the Company’s ability to operate the Company for the ensuing 12 months from the issuance of these financial statements is dependent on raising additional financing or successfully implementing measures to reduce operating costs, delay planned expenditures in its research and development programs and slow the progress in the Company’s planned clinical programs. The Company will need to raise additional capital to fund its research and development plans including its next phase human clinical trials for its various drug candidates until it generates revenue that reaches a level sufficient to provide self-sustaining cash flows. While the Company has been successful in the past in obtaining financing, there can be no assurance that the Company will be able to obtain adequate financing, or that such financing will be on terms acceptable to the Company, to meet future operational needs which may result in the delay, reduction, or discontinuation of ongoing development programs. These factors indicate the existence of a material uncertainty that may cast significant doubt as to the Company’s ability to continue as a going concern.

These consolidated financial statements do not reflect the adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and settle its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such amounts could be material.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	7

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

2.Basis of presentation cont’d

c)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries NervGen US Inc. and NervGen Australia Pty Ltd. The subsidiaries are fully consolidated from the date at which control is determined to have occurred and are deconsolidated from the date that the Company no longer controls the entity. Intercompany transactions, balances, and gains and losses on transactions between subsidiaries are eliminated.

d)	Functional and presentation currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of NervGen and its subsidiaries is the Canadian dollar. Transactions in foreign currencies are translated to the functional currency at the rate on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the spot rate of exchange as at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined.

3.Material accounting policies

a)	Cash and cash equivalents

Cash and cash equivalents consist of cash and guaranteed investment certificates held in banks. Interest from cash and cash equivalents are recorded on an accrual basis.

b)	Research and development costs

Expenditures on research and development activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.

Research and development expenses include all direct and indirect operating expenses supporting the products in development and clinical trials. The Company outsources a significant portion of its research and development activities to third-party contract service providers. Third-party costs include those related to preclinical research, clinical trial activities and product manufacturing. Clinical trial activities expenses include investigator fees, clinical site costs, contract research organization fees and other related costs. The amount of expense recognized in a period for third-party contract service providers is based on the work performed using the accrual basis of accounting. The Company’s third-party contract service organizations provide information of services performed to allow the Company to determine the appropriate accrual at period end.

c)	Intangible assets

The Company has acquired certain intellectual property licenses. The Company expenses patent costs, including license fees, annual minimum royalties, and other maintenance costs, until such time as the Company has certainty over the future recoverability of the intellectual property at which time it capitalizes the costs incurred. The Company will capitalize costs directly related to the acquisition of licensed patents. The Company does not hold any intangible asset with an indefinite life.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	8

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.Material accounting policies cont’d

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in research and development expenses.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date they are available for use.

d)	Government assistance

Government assistance, including grants and investment tax credits are recorded as a reduction of the related expense or cost of the asset acquired. Government grants are recognized when there is reasonable assurance that the Company has met the requirements of the approved grant program and there is reasonable assurance that the grant will be received. Government assistance, grant funding and investment tax credits related to current expenditures are included in the determination of profit or loss as the expenditures are incurred when there is reasonable assurance they will be realized.

e)	Income taxes

Current tax and deferred tax are recognized in the Company’s profit or loss, except to the extent that it relates to a business combination or items recognized directly in equity.

Current income taxes are recognized for the estimated taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the period end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax assets can be utilized. At the end of each reporting period, the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has been deemed probable that future taxable profit will allow the deferred tax asset to be recovered.

f)	Basic and diluted loss per Common Share

Basic loss per share is computed by dividing the loss available to Common Shareholders by the weighted average number of Common Shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the “treasury stock method”.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	9

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.Material accounting policies cont’d

g)	Property and equipment

Property and equipment are recorded at cost net of accumulated depreciation. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in profit or loss.

Depreciation is recognized using the straight-line method based on an expected life of the assets.

Computer equipment	2 years
Network equipment and setup	4 years
Fixtures and fittings	7 years
Right-of-use asset	over the term of the lease

Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for indications of impairment each reporting period. If an indication of impairment exists, the asset’s recoverable amount is estimated.

An impairment loss is recognized when the carrying value of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflows from other assets or groups of assets. For the purpose of impairment testing, the Company determined it has one cash-generating unit. The recoverable amount is the greater of the cash generating unit’s fair value less cost to sell and value in use.

h)	Stock-based compensation and retention securities

The Company has a stock-based compensation plan (the “Plan”) available to officers, directors, employees and consultants with grants under the Plan approved by the Company’s Board of Directors. The number of options available to be granted under the Plan is fixed at an amount approved by shareholders at the Company’s annual general meeting. Under the Plan, the exercise price of each option is determined by the Board of Directors. Vesting is provided for at the discretion of the Board of Directors and the expiration of options is to be no greater than 10 years from the date of grant.

Retention securities which have been granted outside of the Plan, as an inducement grant, pursuant to Section 6.4 of TSX-V Policy 4.4 – Security Based Compensation (“Policy 4.4”) are also subject to board approval and determination of exercise price and vesting.

The Company uses the fair value-based method of accounting for officers, directors and employee awards granted under the Plan and for the retention securities. The Company calculates the fair value of each grant using the Black-Scholes option pricing model at the grant date. The stock-based compensation cost of the option or retention security is recognized as stock-based compensation expense over the relevant vesting period of the stock option or retention security using an estimate of the number of options or retention securities that will eventually vest.

Stock options awarded to non-employees are accounted for at the fair value of the goods received or expected to be received or the services rendered or expected to be rendered. The fair value is measured at the date the Company obtains the goods or the date the counterparty renders the service. If the fair value of the goods or services cannot be reliably measured, the fair value of the options granted will be used.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	10

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.Material accounting policies cont’d

i)	Financial instruments

Financial assets

The Company’s financial assets are comprised of cash and accounts receivable. All financial assets are initially recorded at fair value plus directly attributable transaction costs except for those classified as fair value through profit or loss where transaction costs are expensed. Financial assets are designated upon inception into one of three categories: fair value through profit or loss (“FVTPL”); fair value through other comprehensive income (“FVOCI”); or amortized cost.

Subsequent to initial recognition, the financial assets are measured in accordance with the following:

●	FVTPL: Financial instruments or assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a financial instrument that is subsequently measured at FVTPL and is not part of a hedging relationship is recognized in profit or loss and presented net in profit or loss in the period in which it arises. The Company has classified its cash and cash equivalents as fair value through profit or loss.
●	Amortized cost: Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Finance income from these financial instruments is recorded in net income (loss) using the effective interest rate method. Deposits and accounts receivable are classified as amortized cost.
●	FVOCI: Financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the financial instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in net loss. When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to net income (loss) except for equity investments classified as FVOCI. The Company currently has no assets that are measured under FVOCI.

Impairment of financial assets

An expected credit loss (“ECL”) model applies to financial assets measured at amortized cost and contract assets, but not to investments in equity instruments. The ECL model requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period. In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. The Company’s financial assets measured at amortized cost are subject to the ECL model.

Financial liabilities

Financial liabilities are initially measured at fair value and are subsequently measured at amortized cost or FVTPL. Our financial liabilities include accounts payable and accrued liabilities and warrant derivative. The classification and measurement of accounts payable and accrued liabilities are at amortized cost. The classification and measurement of warrant derivative is at FVTPL.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	11

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

3.Material accounting policies cont’d

j)	Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and to explore and evaluate additional product development opportunities. These equity financing transactions may involve issuance of Common Shares together with warrants. Depending on the terms and conditions of each of the equity financing transactions, the warrants are exercisable into additional Common Shares at a price prior to expiry as stipulated in the transaction. Warrants issued in the Company’s functional currency, are assigned a value based on the residual value, if any, and included in reserves.

Warrants that are issued as payment for agency or finders’ fees or other transaction costs are accounted for as share-based payments.

Warrants issued in foreign currencies are classified as derivative liabilities. Upon exercise, in exchange for a fixed amount of Common Shares, the expected cash receivable is variable due to changes in foreign exchange rates. The Company measures derivative financial liabilities at fair value through profit or loss at initial recognition and in subsequent reporting periods. Fair value gains or losses are recognized in unrealized loss (gain) on warrant derivative on the consolidated statements of loss and comprehensive loss. The fair value of foreign currency share purchase warrants is determined using the quoted market price of the Common Shares on the valuation date, which is a Level 1 input. Transaction costs, which are directly attributable to the offering, are allocated between equity that is classified as equity financing transaction costs and liabilities that are expensed in the period incurred.

k)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount on provisions is recognized in finance costs. A provision for onerous contracts is recognized when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

l)	New accounting standards and interpretations

The International Accounting Standards Board (IASB) issued IFRS 18, “Presentation and Disclosure in Financial Statements,” in April 2024. This standard aims to enhance the clarity and consistency of financial statements by requiring entities to present and disclose information in a specific manner. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027. As of the date of this report, the Company has not adopted IFRS 18. The Company is currently evaluating the potential impact of this standard on its financial statements and disclosures.

4.Use of judgements and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are accounted for prospectively.

The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities are discussed below:

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	12

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

4.Use of judgements and estimates cont’d

Intangible assets

The Company estimates the useful lives of intangible assets from the date they are available for use in the manner intended by management and periodically reviews the useful lives to reflect management’s intent about developing and commercializing the assets.

Government assistance

Management considers the reasonableness of whether the Company has met the requirements of the approved government assistance and whether there is reasonable assurance that the amount will be received. Government assistance can be subject to audits so the amounts received may differ from the amounts recorded.

Warrant derivative

The Company estimates fair value of the warrant derivative at initial measurement, at each exercise date and at each reporting period. This estimate requires determining the most appropriate inputs to the valuation model including the expected life, share price volatility, and dividend yield, and making assumptions about them. The assumptions and inputs used for estimating fair value of the warrant derivative are disclosed in Note 15.

Valuation of stock-based compensation, retention securities and warrants

Management measures the costs for stock-based compensation, retention securities and warrants using market-based option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, and expected term. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of stock-based compensation and warrants.

Functional currency

Management considers the determination of the functional currency of the Company a significant judgement. Management has used its judgement to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions and considered various factors including the currency of historical and future expenditures and the currency in which funds from financing activities are generated. A Company’s functional currency is only changed when there is a material change in the underlying transactions, events and conditions.

Going concern

The Company’s assessment of its ability to continue as a going concern requires judgments about whether there are events or conditions that may cast significant doubt about the Company’s ability to continue as a going concern. Management has determined that the use of the going concern basis of accounting is appropriate as disclosed in Note 2(b).

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	13

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

5.Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company has one reportable operating segment being the research and development of pharmaceutical drugs. The Company’s intangible assets are registered in the U.S., and as at December 31, 2025, the Company had other current assets of approximately US$3,833,348, CA$5,238,386 (December 31, 2024 - US$1,646,000, CA$2,368,000), in the U.S. As of December 31, 2025, the Company also had other current assets of approximately AUS$531,664, CA$486,313 (December 31, 2024 - AUS$153,000, CA$136,000) held in Australia. All other assets are held in Canada.

6.Capital disclosures

The Company defines its capital as share capital, warrants, retention securities and options. The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its businesses.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue shares or issue debt (secured, unsecured, convertible and/or other types of available debt instruments).

On November 25, 2024 the Company filed a short form base shelf prospectus, which was subsequently amended on December 15, 2025 (the “Base Shelf”) that qualifies for distribution of up to US$150,000,000 of Common Shares, debt securities, subscription receipts, warrants and units comprised of one or more of the other securities described. The Base Shelf amends our previous base shelf and was also registered with the U.S. Securities and Exchange Commission on Form F-10 that was filed on December 17, 2025, as amended and declared effective on January 7, 2026 (the Form F-10 and the Base Shelf referred to herein collectively as the “Base Shelf”). Under our Base Shelf, we may sell securities to or through underwriters, dealers, placement agents, or other intermediaries, and also may sell securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.

Our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. We expect that our Base Shelf will be effective until December 25, 2026.

On December 19, 2024, the Company filed a prospectus supplement that, together with the Base Shelf, qualifies the distribution of Common Shares, under an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell Common Shares to the public from time to time through an agent (the “Agent”), at the Company’s discretion and subject to regulatory requirements. All Common Shares issued under the ATM Program are sold in transactions that are deemed to be “at-the-market” distributions as defined in National Instrument 44-102 – Shelf Distributions. All Common Shares sold under the ATM Program are sold through the TSX-V or any other recognized marketplace upon which the Common Shares are listed, quoted or otherwise traded in Canada, at the prevailing market price at the time of sale. As Common Shares distributed under the ATM Program are issued and sold at the prevailing market prices at the time of their sale, prices may vary among purchasers and during the period of distribution.

The ATM Program provides the Company with enhanced flexibility should future additional financing be required, and it can be activated as deemed appropriate. The ATM was activated and the distribution of shares under the ATM Program began on January 10, 2025. The volume and timing of distributions under the ATM Program, are determined in the Company’s sole discretion and in accordance with the terms and conditions of an equity distribution agreement (the “Distribution Agreement”), dated December 19, 2024, between the Company and the Agent. The Company is not obligated to make any sales of Common Shares under the ATM Program and is limited to sell up to CA$30 million in Common Shares.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	14

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

6.Capital disclosures cont’d

Through December 31, 2025, the Company issued and sold 949,700 Common Shares under the ATM Program at a weighted average price of $2.92 per share, for aggregate gross proceeds of $2,774,227. The Company paid cash placement fees of $55,485 to the Agent resulting in aggregate net proceeds of $2,718,742 and incurred $665,162 in professional fees to establish and maintain the ATM Program, including $410,255 that were incurred in 2024. These costs are recorded as a decrease to Common Shares within the consolidated statements of financial position.

The Company currently intends to use the net proceeds from the ATM Program, to the extent raised, principally for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, to fund research and development, intellectual property development, preclinical and clinical expenses and potential future acquisitions or other corporate purposes. On March 12, 2026 the ATM Program was terminated.

There were no changes to the Company’s capital management policy during the year ended December 31, 2025. The Company is not subject to any externally imposed capital requirements.

7.Financial risk management

(a)	Fair value

The Company’s financial instruments recognized on the consolidated statements of financial position consist of cash and cash equivalents, receivables, warrant derivative, accounts payable and accrued liabilities. The fair value of these instruments approximate their carrying values due to their short-term maturity.

(b)	Classification of financial instruments

The Company’s financial instruments, recorded at fair value, require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	15

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

7.Financial risk management cont’d

Cash and cash equivalents are measured at fair value using Level 1 as the basis for measurement in the fair value. The recorded amounts for receivables, accounts payable, and accrued liabilities, approximate their fair value due to their short-term nature. In July 2022 and November 2025, the Company issued common share purchase warrants with an exercise price denominated in a currency that differs from our functional currency, which are treated as a derivative measured at fair value with subsequent changes in fair value accounted for through the consolidated statements of loss and comprehensive loss. The warrants issued in July 2022 were subsequently amended in December 2025 to have an exercise price denominated in the Company’s functional currency resulting in a reclassification of the warrant as an equity classified instrument at the fair value determined on the date of the amendment. The November 2025 warrants remain liability classified as of December 31, 2025, and the fair value of the corresponding warrant derivative recognized on the consolidated statements of financial position is based on level 2 inputs (significant observable inputs) as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at December 31, 2025, the fair value of our non-cash warrant derivative was $15,066,898 (December 31, 2024 - $11,862,687). The Company uses the Black-Scholes valuation model to estimate fair value. The expected volatility is based on the Common Share historical volatility, the risk-free interest rate is based on Bank of Canada benchmark treasury yield rates and the expected life represents the estimated length of time the warrants are expected to remain outstanding.

The Company has exposure to the following risks from its use of financial instruments: credit, liquidity, currency, and interest rate risk. The Company reviews its risk management framework on a quarterly basis and makes adjustments as necessary.

(c)	Credit risk

Credit risk is the risk of potential loss if a counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets, including cash and cash equivalents, receivables, deposits, and balances receivable from the government. We limit the exposure to credit risk in our cash and cash equivalents by only holding our cash and cash equivalents with high-credit quality financial institutions in business and/or savings accounts.

(d)	Liquidity risk

Liquidity risk is the risk that we will not have the resources to meet our obligations as they fall due. We manage this risk by closely monitoring cash forecasts and managing resources to ensure that we will have sufficient liquidity to meet our obligations. All of our financial liabilities are classified as current and the majority, other than the non-cash warrant derivative, are anticipated to mature within the next ninety days. We are exposed to liquidity risk other than for the warrant derivative which is non-cash.

(e)	Market Risk
a.	Currency risk

The Company has identified our functional currency as the Canadian dollar. Transactions are transacted in Canadian dollars, U.S. dollars and in Australian dollars. Fluctuations in the U.S. or Australian dollar exchange rate could have a significant impact on the Company’s results. Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss and comprehensive loss for the year ended December 31, 2025, of $1,171,000 (December 31, 2024 - $53,000). A 10% depreciation or appreciation of the Canadian dollar against the Australian dollar would result in an increase or decrease in loss and comprehensive loss for the year ended December 31, 2025, of $135,000 (December 31, 2024 - $112,000).

In the near-term, we mitigate overall currency risk through of the use of U.S. dollar denominated cash balances to pay forecasted U.S. denominated expenses when possible. In the long-term, we are exposed to net currency risk from employee costs as well as the purchase of goods and services in the United States and Australia.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	16

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

7.Financial risk management cont’d

Balances in U.S. dollars are as follows:

	December 31, 2025	December 31, 2024
	US$	US$
Cash	9,695,348	1,088,930
Receivables	47,275	263,447
Vendor deposits	134,503	357,880
Accounts payable and accrued liabilities	(1,331,795)	(2,075,685)
	8,545,331	(365,428)

Balances in Australian dollars are as follows:

	December 31, 2025	December 31, 2024
	AU$	AU$
Cash	529,628	152,806
Receivables	2,036	—
Accounts payable and accrued liabilities	(2,009,171)	(1,409,432)
	(1,477,507)	(1,256,626)

b.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The warrant derivative that is discussed further in Note 15 is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the consolidated statements of loss and comprehensive loss. An input to the model is the risk-free rate which is reflective of Canadian bond yields. Therefore, the company is exposed to interest rate risk through the non-cash impact it has on the consolidated statements of loss and comprehensive loss.

c.Other price risk

Other price risks include the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than interest rate or currency risk). The warrant derivative that is discussed further in Note 15 is recorded at fair value using a Black-Scholes pricing model with changes in fair value recorded in the consolidated statements of loss and comprehensive loss. An input to the model is the market price of the Company’s shares as of the valuation date.

Therefore, the company is exposed to other price risk through the non-cash impact it has on the consolidated statements of loss and comprehensive loss.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	17

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

8.Prepaids, deposits, and other current assets

	December 31, 2025	December 31, 2024
	$	$
Prepaid insurance	88,405	105,284
Prepaid membership fees	43,567	79,108
Prepaid listing fees	14,512	3,867
Prepaid software	11,556	28,706
Licensing fees	92,576	90,112
Prepaid rent and related deposits	37,328	15,552
Phase 1b/2a clinical trial deposit	164,657	479,127
Prepaid manufacturing	131,710	—
Vendor deposits	57,338	20,859
	641,649	822,615

9.Receivables

	December 31, 2025	December 31, 2024
	$	$
Value added and other taxes receivable	55,510	144,656
Grants receivable	25,315	270,645
	80,825	415,301

10.Property, equipment and lease liability

The changes in the carrying amounts of the Company’s equipment during the years ended December 31, 2025 and December 31, 2024, were as follows:

Equipment
$
Balance December 31, 2023	12,364
Depreciation	(5,513)
Acquisitions	—
Disposals	(6,851)
Balance December 31, 2024	—
Depreciation	—
Acquisitions	—
Disposals	—
Balance, December 31, 2025	—

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	18

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

11.Net investment in lease and lease liability

The changes in the carrying amounts of the Company’s net investment in lease and lease liabilities during the years ended December 31, 2025 and December 31, 2024, were as follows:

		Net Investment in
	Right-of-Use Asset	Lease	Lease Liability
	$	$	$
Balance December 31, 2023	187,418	—	197,190
Amortization	(22,490)	—	—
Sublease	(164,928)	158,109	—
Lease payments	—	(58,874)	(100,926)
Lease interest	—	6,369	9,340
Balance December 31, 2024	—	105,604	105,604
Lease payments	—	(100,926)	(100,926)
Lease interest	—	3,691	3,691
Balance, December 31, 2025	—	8,369	8,369
Current portion	—	8,369	8,369
Non-current portion	—	—	—

The Company entered into a sub-sublease pursuant to which the Company agreed to sub-sublease the head office for a term of one (1) year, nine (9) months less two (2) days, commencing on June 1, 2024, and expiring on February 26, 2026 (the remaining term of our sublease). The sub-subtenant will pay base rent plus property taxes and operating expenses, equal to the amount owed by the Company under the sublease. When the right-of-use asset was leased to a third party, the Company assessed the classification of the sublease as to whether it is a finance or operating lease. The sublease was classified as a finance lease and the carrying value of the right-of-use asset was derecognized, a lease receivable was recognized, and the difference was recorded in profit of loss. During the year ended December 31, 2024, the Company derecognized the right-of-use-asset of $164,928 and recognized a net investment in sublease of $158,109, the difference was recorded in the consolidated statements of loss and comprehensive loss.

During the year ended December 31, 2025, the Company recorded $15,441 in rent expense (2024 - $56,609) related to variable lease payments and $nil in real estate fees, commissions and administrative charges (2024 $52,483) pertaining to the sub-sublease.

As of December 31, 2025, the Company’s net investment in lease and lease liability are classified as a current asset and current liability, respectively, as the remaining commitments are due within 12 months of December 31, 2025.

12.Intangible asset

In June 2018, the Company entered into an exclusive worldwide licensing agreement to research, develop and commercialize a patented technology, with Case Western Reserve University (“CWRU”) in Cleveland, Ohio with potential to bring new therapies for spinal cord injury and other conditions associated with nerve damage.

The license costs are being amortized on a straight-line basis over the remaining life of the licensed patent which was 15 years at the time of licensing.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	19

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

12.Intangible asset cont’d

Continuity of the intangible asset is as follows:

Total
Intangible asset – Case Western Reserve license	$
Balance, December 31, 2023	520,753
Amortization expense	(55,795)
Balance, December 31, 2024	464,958
Amortization expense	(55,795)
Balance, December 31, 2025	409,163

Under the exclusive worldwide licensing agreement with CWRU to research, develop and commercialize patented technologies, the Company has commitments to pay various annual license fees, patent costs, milestone payments and royalties on revenues, contingent on the achievement of certain development and regulatory milestones. The future milestone payments that are contingent upon the occurrence of future events or future royalties which may be due upon the regulatory approval of products derived from licensed technologies cannot be reasonably estimated. Annual minimum royalty payments are expensed whereas milestone payments related to the cost of the intangible asset are capitalized, as incurred.

Under the terms of the agreement, the Company is obligated to pay the following:

●	An annual minimum royalty of US$50,000 per year, adjusted by the cumulative percent change in the CPI-W.
●	Project milestones payable based on the achievement of future clinical development milestones, estimated to total US$1,885,000, of which US$135,000 has been paid related to milestones achieved. There are up to US$1,750,000 remaining milestone payments as of December 31, 2025, of which US$250,000 may be payable within the next twelve months contingent on certain milestones being achieved.

13.Accounts payable and accrued liabilities

	December 31, 2025	December 31, 2024
	$	$
Employee related costs	1,362,925	1,162,548
Legal and professional fees	714,529	694,288
Research and development	2,552,529	3,051,051
Other	27,465	33,439
	4,657,448	4,941,326

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	20

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

14.Key management personnel

Key management personnel, consisting of the Company’s Board of Directors and corporate officers, received the following compensation for the following periods:

	December 31, 2025	December 31, 2024
	$	$
Stock-based compensation	3,594,682	4,209,044
Salaries and bonuses	1,956,036	2,386,759
Consulting	320,067	—
	5,870,785	6,595,803

As of December 31, 2025, the Company had amounts owing or accrued to key management personnel of $332,430 (December 31, 2024 - $648,536) pertaining to expense reimbursements, accrued bonuses, and accrued vacation.

On June 30, 2025, Daniel Mikol, MD, Ph.D., resigned from his position as Chief Medical Officer. During the year ended December 31, 2025, Daniel Mikol was paid a salary of $330,000 and the Company accrued zero bonus, as reflected in the table above. In connection with Daniel Mikol’s resignation, the Company paid him accrued vacation of $24,095. Also, as a result, 100,000 unvested options were forfeited and his remaining 985,000 options outstanding were exercisable until December 27, 2025, resulting in a net reversal in stock-based compensation expense of $15,308. Board member Randall Kaye, MD, was appointed Chief Medical Advisor and increased the scope of his role until the Company hires a Chief Medical Officer. During the year ended December 31, 2025, Dr. Kaye was paid $320,067 related to consulting services provided.

On July 3, 2025, the Company announced the appointment of Adam Rogers, MD as the Chair of the Company’s Board following the resignation of Glenn Ives. As a result of the resignation of Mr. Ives, 60,000 unvested options were forfeited and his remaining 350,000 options outstanding are exercisable until July 2, 2026, resulting in a net incremental stock-based compensation expense of $66,194.

On July 17, 2025, the Company announced that President and Chief Executive Officer (“CEO”) Mike Kelly had stepped down as a director and officer of the Company and Dr. Adam Rogers, Chair of the Board, had been appointed Interim CEO. Adam Rogers was subsequently appointed President and CEO on February 9, 2026. During the year ended December 31, 2025, total compensation of $651,461 was paid to Michael Kelly. Also, as a result of the resignation of Mr. Kelly, 1,083,500 options and 98,333 retention securities were forfeited and his remaining 3,310,567 options and retention securities outstanding are exercisable until July 15, 2026, resulting in a net reversal in stock-based compensation expense of $419,956.

Dr. Rogers is a representative of the Company’s largest shareholder PFP Bioscience Holdings (“PFP”) through his role as a Principal and Managing Member of PFP. PFP is considered to have significant influence over the Company by virtue of Dr. Rogers’ role as Chair, President, and CEO, and is therefore considered a related party of the Company. 10,000,000 of the Company’s Common Shares are held by PFP Biosciences Holdings LLC which were acquired as part of the July 2022 private placement. Further, associates of PFP, the Paul & Phyllis Fireman Charitable Foundation and the Paul Fireman 2006 Revocable Trust are the beneficial owners of 3,831,530 and 857,143 Common Shares, respectively which were acquired as part of the March 2024 bought deal financing and concurrent private placement and the November 2025 private placement. These entities are also holders of 5,000,000 warrants with an exercise price of $2.44, 1,439,574 warrants with an exercise price of $3.00, and 904,761 warrants with an exercise price of US$2.65, acquired as part of the July 2022, March 2024, and November 2025 private placements, respectively. All previous transactions between the Company and PFP have been at market price and therefore considered to be at arms-length.

Additionally, certain directors participated in the November 2025 private placement by acquiring 250,000 units (each unit consisted of one Common Share and one-half of one Common Share purchase warrant), at US$2.10 per unit, which are terms considered to be at arm’s length and reflective of fair market value.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	21

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

15.Warrant derivative

On July 13, 2022, pursuant to a non-brokered private placement, 10,150,000 units were sold at a purchase price of US$1.50 per unit for gross proceeds of $19,783,500 (US$15,225,000). Each unit included one Common Share and one-half of one Common Share purchase warrant (the “July ‘22 Warrants”). Each whole warrant was exercisable into one Common Share at a price of US$1.75 per Common Share until July 13, 2027. On December 12, 2025, the Company amended the terms of the warrants to change the denomination of the exercise price from US$1.75 to C$2.44. The change in the denomination of the exercise price resulted in the derecognition of the warrant derivative liability and recognition of an equity classified instrument at the fair value as determined on December 12, 2025.

On November 19, 2025, pursuant to a non-brokered private placement, 4,785,674 units were sold at a purchase price of US$2.10 per unit for gross proceeds of $14,110,081 and (US$10,049,915). Each unit included one Common Share and one-half of one Common Share purchase warrant (the “November ‘25 Warrants”). Each whole warrant was exercisable into one Common Share at a price of US$2.65 per Common Share until November 19, 2028.

There is no cash flow impact as a result of the accounting treatment for changes in the fair value of the warrant derivative or when warrants expire unexercised.

A reconciliation of the change in fair value of the warrant derivatives is as follows:

	Fair Value of July ’22 Warrant	Fair Value of November ‘25
	Derivative	Warrant Derivative
	$	$
Balance, December 31, 2023	11,726,728	—
Change in fair value of warrant derivative	135,959	—
Balance, December 31, 2024	11,862,687	—
Recognition of warrant derivative		6,310,328
Change in fair value of warrant derivative	10,205,489	8,756,570
Derecognition of warrant derivative	(22,068,176)	—
Balance, December 31, 2025	—	15,066,898

The estimated fair value of the warrant derivative was determined using the Black-Scholes valuation model using the following assumptions:

	December 31, 2025	December 31, 2024
Risk-free interest rate	2.57%	2.47%
Expected warrant life in years	2.62 years	1.78 years
Expected stock price volatility	133.05%	117.21%
Dividend yield	—	—
Warrants outstanding	2,392,832	5,075,000

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	22

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

16.Share capital

Authorized

Unlimited Common Shares.

Equity Issuances

Fiscal 2025

During the year ended December 31, 2025, 2,434,000 options were exercised for cash proceeds of $4,480,370. In addition to the cash proceeds received, the original fair value related to these options of $3,928,111, were transferred from reserves to share capital. Additionally, 1,146,734 warrants were exercised for cash proceeds of $3,392,617. In addition to the cash proceeds received, the original fair value related to these warrants of $322,058, were transferred from reserves to share capital.

The Company also issued and sold 949,700 Common Shares under the ATM Program at a weighted average price of $2.92 per share, for aggregate gross proceeds of $2,774,227. The Company paid cash placement fees of $55,485 to the agents resulting in aggregate net proceeds of $2,718,742. The Company incurred $665,162 in professional fees related to the establishment of the ATM Program, including $410,255 that were incurred in 2024. These costs are recorded as a decrease to Common Shares within the consolidated statements of financial position.

The Company closed a non-brokered private placement of 4,785,674 units at a price of US$2.10 per unit, for aggregate gross proceeds of $14,110,433 (US$10,049,915). Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at a price of US$2.65 per Common Share until November 19, 2028. The warrants were accounted for as a derivative liability. Using the Black - Scholes option pricing model, $6,310,328 was allocated to warrant liability and $7,800,105 to share capital. Refer to Note 15 for further details. Certain directors and entities associated with PFP participated in the private placement by acquiring 250,000 and 1,809, 524 units, respectively, at US$2.10 per unit, which are terms considered to be at arm’s length and reflective of fair market value. The Company also incurred $144,392 in other share issue costs related to legal and listing fees.

Fiscal 2024

During the year ended December 31, 2024, 887,000 options were exercised for cash proceeds of $1,275,340 and 47,500 warrants were exercised for cash proceeds of $139,250. In addition to the cash proceeds received, the original fair value of $1,009,835 related to these options and $18,250 related to warrants, were transferred from reserves to share capital.

On March 28, 2024, the Company closed a bought deal financing of 9,792,250 units at a price of $2.35 per unit, for aggregate gross proceeds of $23,011,788. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant is exercisable into one Common Share at a price of $3.00 per Common Share until March 28, 2027. The warrants were attributed a value of $1,468,838 using the residual value valuation methodology which was allocated to reserves. The Company also paid a cash commission of $1,090,152 to the underwriters and issued 170,127 broker warrants exercisable into one Common Share per broker warrant at a price of $2.35 per Common Share until March 28, 2026, with a fair value of $187,139 using the Black- Scholes option pricing model. The Company also incurred $540,190 in other share issue costs related to legal and listing fees.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	23

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

16.Share capital cont’d

Calculation of loss per share

Loss per Common Share is calculated using the weighted average number of Common Shares outstanding.

For the year ended December 31, 2025 and 2024 the calculation was as follows:

	2025	2024
Common Shares issued and outstanding, beginning of period	70,333,149	59,606,399
Shares issued	9,316,108	10,726,750
Common Shares issued and outstanding, end of period	79,649,257	70,333,149
Weighted average shares outstanding - basic and diluted, end of period	72,330,908	67,321,698

17.Stock options, retention securities and warrants

Stock Options:

Stock option transactions for the years ended December 31, 2025 and 2024 are set forth below:

	Number of shares	Weighted average
	issuable under	exercise price
	options	$
Balance outstanding at December 31, 2023	10,545,500	1.91
Granted	2,268,200	2.47
Exercised	(887,000)	1.44
Forfeited/Expired	(149,000)	2.14
Balance outstanding at December 31, 2024	11,777,700	2.05
Granted	2,349,700	3.27
Exercised	(2,434,000)	1.84
Forfeited/Expired	(2,417,500)	2.46
Balance outstanding at December 31, 2025	9,275,900	2.31

The following table summarizes information about stock options outstanding at December 31, 2025:

		Weighted			Weighted
		average			average
	Number of	remaining	Weighted	Number of	remaining	Weighted
	Options	contractual	average exercise	Options	contractual	average exercise
Exercise Price ($)	Outstanding	life (Years)	Price ($)	Exercisable	life (Years)	Price ($)
1.01-1.50	98,000	4.27	1.13	98,000	4.27	1.13
1.51-2.00	5,215,000	5.40	1.79	5,215,000	5.40	1.79
2.01-2.50	928,000	2.89	2.14	903,000	2.74	2.14
2.51-3.00	926,500	7.62	2.83	549,250	6.69	2.82
3.01-3.50	1,165,900	5.40	3.24	1,139,900	5.34	3.23
3.51-4.00	942,500	2.73	3.83	328,646	1.37	3.88
	9,275,900	5.09	2.31	8,233,796	5.01	2.17

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	24

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

17.Stock options, retention securities and warrants cont’d

The fair value of options granted is calculated on the grant date using the Black-Scholes option pricing model using the following assumptions:

	December 31, 2025	December 31, 2024
Risk-free interest rate	2.72% - 3.19%	3.02% - 3.76%
Expected term in years	4.0 – 9.2 years	5-10 years
Expected stock price volatility	146.48% - 170.89%	152.12% - 164.96%
Dividend yield	—	—

The Company made an adjustment related to the recognition of non-cash share-based compensation expense in prior periods. The Company adjusted opening balances as at January 1, 2024 by increasing Common Shares, Reserves, and Deficit by $94,616, $148,523, and $243,139, respectively. For the year ended December 31, 2024, the Company increased Research and development expense, General and administrative expense, and Net loss and comprehensive loss by $85,350, $158,804, and $244,154, respectively. The adjustments are non-cash in nature and have no impact to total assets, liabilities, total equity, or net cash flow from operating activities for any period.

Retention Securities:

The Company has granted 590,000 retention securities to its former President and Chief Executive Officer in connection with his appointment on April 10, 2023. As a result of the resignation of the former President and Chief Executive Officer in July 2025, 98,333 retention securities were forfeited and the expiry date of the remaining retention securities was adjusted to July 16, 2026. Each retention security is exercisable into one Common Share at a price of $1.78 per share for a period of 10 years and the retention securities vested equally every month over a three-year period. The weighted average remaining contractual life of the retention securities is 0.54 years and 491,667 retention securities were exercisable as at December 31, 2025.

The retention securities were granted outside of the Company’s stock option plan, as an inducement grant to the former President and Chief Executive Officer of the Company pursuant to Section 6.4 of TSX-V Policy 4.4.

Warrants:

Warrant transactions for the year ended December 30, 2025 and 2024 are set forth below:

	Number of shares	Weighted average	Weighted average
	issuable under	exercise price	exercise price
	warrants	US$	$
Balance outstanding at December 31, 2023	5,075,000	2.32	2.32
Granted	5,066,250		2.98
Exercised	(47,500)		2.93
Balance outstanding at December 31, 2024	10,093,750	1.75	2.75
Granted	2,392,832	2.65	3.63
Exercised	(1,146,734)		2.98
Balance outstanding at December 31, 2025	11,339,848	2.65	2.88

The following table summarizes information about warrants outstanding at December 31, 2025:

Exercise Price ($)	Number of Warrants Outstanding	Grant Date	Expiry Date
2.44	5,075,000	July 13, 2022	July 13, 2027
3.00	3,780,097	March 28, 2024	March 28, 2027
2.35	91,919	March 28, 2024	March 28, 2026
3.63 (US 2.65)	2,392,832	November 19, 2025	November 19, 2028
	11,339,848

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	25

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

18.Commitments

In the normal course of business, the Company enters into contracts for the procurement of research and related services. These contracts are typically cancellable by the Company with notice.

In June 2023, the Company was awarded a grant of up to US$3.18 million (CA$4.22 million) to support the Company’s Phase 1b/2a clinical trial in individuals with SCI. In connection with the grant, the Company agreed to pay a percentage of the Company’s net annual sales revenue of NVG-291 or any derivative approved in SCI through the provision of an unrestricted donation to the granting entity in the amount of up to the total funds received through the agreement. Any donation that may become due under the agreement is dependent on, among other factors, the successful development and sale of a new drug, the outcome and timing of which is uncertain. As of December 31, 2025, the Company had achieved four of the five milestones in the grant and received US$2.56 million (CA$3.40 million). The grant funding received was recorded as a reduction of the related clinical and regulatory expenses, included in research and development expenses, in the period the milestone was earned.

19.Nature of expenses

	2025	2024
	$	$
Research and Development Expenses
Amortization of intangible asset	55,795	55,795
Preclinical development	726,790	2,085,692
Chemistry, manufacturing and controls	3,391,560	1,571,048
Licensing and patent legal fees	449,183	535,066
Clinical and regulatory	2,924,649	5,845,332
Salaries and benefits	4,356,192	3,702,721
Stock-based compensation	1,569,787	1,309,644
Other research and development	433,250	705,722
	13,907,206	15,811,020

	2025	2024
	$	$
General and Administration Expenses
Depreciation expense	—	28,003
Legal, professional and finance	2,236,274	831,755
Investor and public relations	1,423,329	1,238,152
Salaries and benefits	2,941,903	1,958,369
Stock-based compensation	3,825,127	4,730,080
Other general and administrative	745,413	578,770
	11,172,046	9,365,129

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	26

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

20.Income taxes

a)	Provision for Income Tax

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2025	2024
	$	$
Loss for the year	(44,117,305)	(24,250,049)
Expected income tax (recovery)	(11,912,000)	(6,548,000)
Change in statutory tax, foreign tax, foreign exchange rates	107,000	(129,000)
Permanent differences	6,586,000	1,660,000
Share issue costs and financing fee	(241,000)	(440,000)
Change in statutory tax rate	(294,000)	25,000
Change in unrecognized deductible temporary differences	5,754,000	5,432,000
Total income tax expense (recovery)	—	—

Current income tax	$—	$—
Deferred tax recovery	$—	$—

b)	Deferred income tax

	2025	2024
	$	$
Equipment and license	759,000	624,000
R&D under Section 174	1,508,000	1,186,000
US R&D tax credit	574,000	—
Share issue costs and financing fee	518,000	572,000
Foreign exchange	(13,000)	(10,000)
Unpaid accrued bonus and vacation	63,000	—
Scientific research and experimental development expenditures	3,609,000	3,278,000
Non-capital losses available for future periods	20,348,000	15,977,000
	27,366,000	21,627,000
Unrecognized deferred tax asset	(27,366,000)	(21,627,000)
Net deferred tax assets	—	—

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	27

NERVGEN PHARMA CORP.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian Dollars)

20.Income taxes cont’d

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included in the consolidated statements of financial position are as follows:

	2025	Expiry	2024	Expiry
	$		$
Equipment and license	2,814,000	None	2,310,000	None
R&D under Section 174	7,179,000	None	5,649,000	None
US R&D tax credit	574,000	2044-2045	—	None
Share issue costs and financing fee	1,919,000	2046-2049	2,117,000	2045-2048
SRED pool	7,319,000	None	6,726,000	None
Federal SRED ITC	1,090,000	2039-2045	992,000	2039-2044
BC SRED ITC	543,000	2029-2035	470,000	2029-2034
Non-capital losses available for future periods	77,813,000	See below	60,713,000	See below
Canada	66,240,000	2036-2045	52,621,000	2036-2044
USA	10,658,000	None	7,430,000	None
Australia	915,000	None	662,000	None

21.Subsequent events

Subsequent to December 31, 2025, the Company:

(a)	Received cash proceeds of $1,939,770 from the exercise of 985,000 stock options.
(b)	received cash proceeds of $829,360 from the exercise of 296,369 warrants.
(c)	entered into an employment agreement with Dr. Adam Rogers, under which he was appointed President and Chief Executive Officer of both NervGen US Inc. and NervGen Pharma Corp., with terms including a US$350,000 annual base salary, participation in incentive and benefits programs, and equity awards consisting of stock options, fully vested shares, and performance-based restricted stock units.
(d)	announced that its Common Shares will be voluntarily delisted from the TSX-V effective March 16, 2026. Concurrently, the Company’s ATM Program was terminated on March 12, 2026. Through March 12, 2026, we issued and sold 949,945 Common Shares under the ATM Program at a weighted average price of $2.92 per Common Share, for aggregate gross proceeds of $2,775,746. We also paid cash placement fees of $55,515 to the Agent resulting in aggregate net proceeds of $2,720,230.

NERVGEN PHARMA CORP. 2025 ANNUAL FINANCIAL STATEMENTS	28